Litigation Update

Federal Court Action:
A number of private lawsuits have been
filed including purported class action and derivative lawsuits, making various allegations and naming as defendants various persons, including certain
Scudder and Deutsche (now DWS) funds
(singularly, a "Fund" and collectively,
the "Funds"), the Funds' investment
advisors and their affiliates, certain
individuals, including in some cases
Fund Trustees/Directors, officers, and
other parties.  Each Fund's investment
advisor has agreed to indemnify the
applicable Funds in connection with these lawsuits, or other lawsuits or regulatory actions that may be filed making allegations similar to these lawsuits regarding market timing, revenue sharing, fund valuation or other subjects related to investigations of the foregoing matters. Based on currently available information, the Funds' investment advisors believe the likelihood that the pending lawsuits will have a material adverse financial impact on a Fund is remote and such actions are not likely to materially affect their ability to perform under their investment management agreements with the Funds.

Fifteen (15) class and derivative actions pertaining to market timing have been consolidated and transferred to a
Multidistrict Litigation in the District of Maryland ("MDL") (Multidistrict
Litigation 1586-In re Mutual Funds
Investment Litigation). The 11 Complaints originally filed in the Southern District of New York that were transferred to the MDL were virtually identical and each asserted claims against Deutsche Bank AG, Deutsche Investment Management Americas
Inc. and Deutsche Asset Management, Inc.
as well as approximately 85 Funds in the Scudder and Deutsche family of funds and John Doe defendants. The three cases that were originally filed in the Eastern
District of New York and the one case
originally filed in the District of
Delaware are derivative actions brought by purported shareholders in many of the Funds. These actions named Deutsche
Investment Management Americas Inc.,
Deutsche Asset Management, Inc., and John
Doe defendants.  On September 29, 2004,
two consolidated amended complaints, one a consolidated amended class action complaint and the other a consolidated amended fund derivative complaint, were filed.

On January 11, 2006, Plaintiffs filed a
Second Consolidated Amended Class Action
Complaint. The officer defendants have
been voluntarily dismissed from the class action pursuant to a tolling agreement with Plaintiffs. Deutsche Bank AG has been dismissed from the derivative action.
On March 16, 2007, the court issued an
opinion granting in part and denying in
part the Deutsche Defendants' motion to
dismiss the Second Consolidated Amended
Class Action Complaint.

Plaintiffs filed a Third Consolidated
Amended Class Action Complaint ("Third
Amended Complaint") on December 10, 2007.
In the Third Amended Complaint, the
Plaintiffs added the names of Funds that they allegedly purchased or held during the class period. In addition, as contemplated in the Court's scheduling order, the Third Amended Complaint added a new Plaintiff in an attempt to address standing challenges raised by the
Defendants.  On January 16, 2008, the
Court granted in part and denied in part the Defendants' motion to dismiss certain claims on standing grounds. Extensive discovery has been undertaken. The
Defendants' motion for summary judgment
and Class Plaintiffs' motion for class
certification are due on July 2,
2008.


State Court Action:
On September 16, 2003, a case was
commenced in the Circuit Court for Madison
County, Illinois entitled Potter v. Janus
Investment Fund, et al.  Defendants
include, among others, Deutsche Investment
Management Americas, Inc. ("DIMA") and the
Scudder International Fund. On October 23,
2003, Defendants removed the case to the United States District Court for the
Southern District of Illinois. On February
9, 2004 the District Court remanded the
case back to state court.  Defendants
appealed this decision. On April 5, 2005 the Seventh Circuit Court of Appeals reversed the District Court's decision and instructed the District Court to undo the remand order and dismiss the complaint.
On May 27, 2005, the District Court, in
accord with the Appellate Court's mandate, dismissed the state law claims with prejudice. On September 29,
2005, Plaintiffs filed a petition for a
writ of certiorari to the Supreme Court of the United States.
On January 6, 2006, the Supreme Court
granted the petition to address
jurisdictional questions.
On June 15, 2006, the Supreme Court
vacated the decision of the Seventh
Circuit and held that the Court of Appeals did not have jurisdiction to address
District Court's remand order. The case was remanded to and reopened in state court. On November 13, 2006, Defendants removed the case to federal court for a second time. On April 6, 2007, the district court remanded the case back to state court. Defendants appealed this decision to the Seventh Circuit, which dismissed the appeal for lack of jurisdiction on July 13, 2007. The case is now back in state court, and we are awaiting the trial court's decision on Defendants' motion to dismiss.

The following purported class action
lawsuits pertaining to revenue sharing
were filed in the Southern District of New
York: Walker v. Deutsche Bank AG, et al.,
Mazza v. Deutsche Bank AG, et al and
Icardo v. Deutsche Bank AG, et al.

These three class actions were
consolidated. The consolidated Complaint filed on December 19,
2005 named Deutsche Bank AG, certain
affiliated adviser entities, and Scudder
Distributors Inc.

On August 15, 2007, the court granted the Deutsche Defendants' motion to dismiss with prejudice and denied Plaintiffs' request for leave to amend the complaint.
The Plaintiffs did not appeal, and the
deadline for appealing this decision has now passed.

Updated June 28, 2008